FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 6, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2013 RESULTS
------------------------

2013 results reflect the continued impact of the heightened competition in the cellular market

Free cash flow1 in 2013 totaled approximately NIS 1.2 billion, a 7.1% increase compared with 2012

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2013 Full Year Highlights (compared to 2012):

▪	Free cash flow increased by 7.1% to NIS 1,210 million ($349 million)

▪	Total Revenues decreased 17% to NIS 4,927 million ($1,419 million)

▪	Service revenues decreased 13% to NIS 3,985 million ($1,148 million)

▪	EBITDA1 decreased 23.8% to NIS 1,335 million ($385 million)

▪	EBITDA margin 27.1%, down from 29.5%

▪	Operating income decreased 33.9% to NIS 651 million ($188 million)

▪	Net income decreased 45.8% to NIS 288 million ($83 million)

▪	Cellular subscriber base totaled approx. 3.092 million subscribers2 (at the end of December 2013)

Fourth Quarter 2013 Highlights (compared to fourth quarter of 2012):

▪	Free cash flow increased by 6.9% to NIS 308 million ($89 million)

▪	Total Revenues decreased 14.1% to NIS 1,209 million ($348 million)

▪	Service revenues decreased 8.3% to NIS 977 million ($281 million)

▪	EBITDA decreased 10.4% to NIS 335 million ($97 million)

▪	EBITDA margin 27.7%, up from 26.6%

▪	Operating income decreased 10.1% to NIS 170 million ($49 million)

▪	Net income decreased 9.7% to NIS 102 million ($29 million)

Netanya, Israel – March 6, 2014 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the fourth quarter and full year ended December 31, 2013. Revenues for the fourth quarter and full year 2013 totaled NIS 1,209

1	Please see "Use of Non-IFRS financial measures" section in this press release.

2
After removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base in the fourth quarter of 2013 following a change to the subscribers counting mechanism. See "Cellular subscriber base" section in this press release.

million ($348 million) and NIS 4,927 million ($1,419 million), respectively; EBITDA for the fourth quarter 2013 totaled NIS 335 million ($97 million), or 27.7% of total revenues, and for the full year 2013 totaled NIS 1,335 million ($385 million), or 27.1% of total revenues; and net income for the fourth quarter and full year 2013 totaled NIS 102 million ($29 million) and NIS 288 million ($83 million), respectively. Basic earnings per share for the fourth quarter and full year 2013 totaled NIS 1.02 ($0.29) and NIS 2.89 ($0.83), respectively.

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: "Again in this year of aggressive competition, Cellcom Group continues to present good financial results, which are reflected in a free cash flow (after investments) of approximately NIS 1.2 billion. The efficiency measures we implemented following the merger with Netvision led to savings at an annual run rate of approximately NIS 640 million3. In 2013 alone we presented actual savings of over NIS 200 million in selling, marketing, general and administrative expenses, compared to last year.

This year we continued with the profitability focused strategy and the expansion of our product offerings to landline services, both of which had satisfactory results, as reflected in the moderation of ARPU and revenues erosion in the last quarters.

I expect that the competition and consequently price erosion in the cellular market will continue in the coming year. However, we will continue to focus on efficiency measures, and we expect that in the long run, a shared passive infrastructure for our network will allow significant savings in operating expenses, and a shared 4G (LTE) network will assist in reducing investments in that area, if such sharing agreements are approved.

Despite the changes in the cellular market and the significant efficiency measures we have implemented, we continue to invest in the building of our infrastructure. We are preparing for a quick launch of a 4G network, which will assure that Cellcom Israel's customers continue to enjoy an advanced and quality network. Additionally, the Company is preparing and making investments towards the opening of the landline communications market to competition, so once an effective wholesale market has been established, the Company will be able to elect to launch a variety of packages and products for the landline communications market and advanced IPTV services."

Shlomi Fruhling, Chief Financial Officer, commented: "2013 was another challenging year, for the communications market in general and for the Company in particular, characterized by a continued high level of competition, during which we continued to implement our efficiency measures in order to adjust the Company's cost structure to its revenues level.

Despite the intensified competition, we concluded the year with a free cash flow (after investments) of approximately NIS 1.2 billion, an increase of approximately 7% compared with 2012. The increase is mainly the result of a decrease in the purchase of cellular handsets, following a significant decline in

3	Based on a comparison of fourth quarter 2013 expenses to fourth quarter 2011 expenses.

sales of such handsets, the efficiency measures we implemented during the year and savings in capital expenditures.

This year, we continued to strengthen the Company's balance sheet, made repayments of principal on our debentures in an amount of over NIS 1 billion from internal resources without raising new debt and decreased our net debt by over NIS 700 million to approximately NIS 3.8 billion.

The Company’s Board of Directors decided not to distribute a dividend for the fourth quarter of 2013, given the intensified competition and its adverse effect on the Company's results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Main Consolidated Financial Results for 2013 (compared to 2012 results):

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2013	2012	2013	2012		2013	2012
Revenues - Services	3,985	4,582	80.9%	77.2%	(13.0%)	1,148	1,320
Revenues - Equipment	942	1,356	19.1%	22.8%	(30.5%)	271	391
Total revenues	4,927	5,938	100.0%	100.0%	(17.0%)	1,419	1,711
Cost of revenues - Services	(2,271)	(2,450)	(46.1%)	(41.3%)	(7.3%)	(654)	(706)
Cost of revenues - Equipment	(719)	(1,013)	(14.6%)	(17.0%)	(29.0%)	(207)	(292)
Total cost of revenues	(2,990)	(3,463)	(60.7%)	(58.3%)	(13.7%)	(861)	(998)
Gross Profit	1,937	2,475	39.3%	41.7%	(21.7%)	558	713
Selling and Marketing Expenses	(717)	(865)	(14.6%)	(14.6%)	(17.1%)	(206)	(249)
General and Administrative Expenses	(570)	(629)	(11.5%)	(10.6%)	(9.4%)	(164)	(181)
Other Income, net	1	4	-	0.1%	(75.0%)	-	1
Operating income	651	985	13.2%	16.6%	(33.9%)	188	284
Financing expenses, net	(246)	(259)	(5.0%)	(4.4%)	(5.0%)	(71)	(75)
Income before Income Tax	405	726	8.2%	12.2%	(44.2%)	117	209
Income Tax	(117)	(195)	(2.4%)	(3.3%)	(40.0%)	(34)	(56)
Net Income	288	531	5.8%	8.9%	(45.8%)	83	153
Free Cash Flow	1,210	1,130	24.6%	19.0%	7.1%	349	326
EBITDA	1,335	1,753	27.1%	29.5%	(23.8%)	385	505

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	2013
	NIS millions
Total revenues	3,994	1,039	(106)	4,927
Service revenues	3,112	979	(106)	3,985
Equipment revenues	882	60	-	942
Operating Income	553	174	(76)	651
EBITDA	1,066	269	-	1,335
EBITDA, as percent of total revenues	26.7%	25.9%		27.1%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**)	Netvision Ltd. and its subsidiaries.

(***)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	2013	2012	Change (%)
Cellular subscribers at the end of the year (in thousands) 4	3,092	3,199	(3.3%)
Churn Rate for cellular subscribers (in %) 5	36.8%	31.5%	16.8%
Monthly cellular ARPU (in NIS)	78.5	87.5	(10.3%)

Financial Review

Revenues for 2013 decreased 17% totaling NIS 4,927 million ($1,419 million), compared to NIS 5,938 million ($1,711 million) last year. The decrease in revenues is attributed to a 30.5% decrease in equipment revenues, which totaled NIS 942 million ($271 million) in 2013 compared to NIS 1,356 million ($391 million) in 2012, as well as a 13% decrease in service revenues as a result of the increased competition in the market, from NIS 4,582 million ($1,320 million) in 2012 to NIS 3,985 million ($1,148 million) in 2013. Netvision's contribution to revenues totaled NIS 933 million ($269 million) (excluding inter-company revenues) in 2013, compared to NIS 1,047 million ($302 million) in 2012. The decrease in Netvision's contribution was mainly due to a decrease in revenues from internet services, international calling services and hubbing services.

4  Data for 2013 is after removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base, made during the fourth quarters of 2013. See "Cellular subscriber base" section in this press release.

5  Churn rates for 2012 and 2013 do not include a removal of subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism. See "Churn rate" section in this press release.

The decrease in service revenues in 2013 resulted mainly from a 14.7% decrease in revenues from cellular services due to the ongoing price erosion of cellular services, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a 9% decrease in revenues from internet services, mainly as a result of price erosion of such services and loss of several large customers of data services, and a decrease in revenues from transmission and international calling services, as well as a decrease in revenues from hubbing services following a change in the mix of call destinations. Netvision's contribution to service revenues totaled NIS 873 million ($252 million) (excluding inter-company revenues) in 2013, as compared to NIS 965 million ($278 million) in 2012.

The decrease in equipment revenues in 2013 resulted from an approximately 28% decrease in the number of cellular handsets sold in 2013, as compared with 2012, and an approximately 8% decrease in the average sales price of cellular handsets. These decreases were mainly due to the increased competition in the cellular handsets market. Netvision's contribution to equipment revenues totaled NIS 60 million ($17 million) in 2013, compared to NIS 82 million ($24 million) in 2012. The decrease in Netvision's contribution to equipment revenues resulted from a decline in the amount of equipment sales transactions with business customers in 2013, as compared with 2012.

Revenues for the fourth quarter of 2013 decreased 14.1% totaling NIS 1,209 million ($348 million), compared to NIS 1,407 million ($405 million) in the fourth quarter of last year. The decrease in revenues is attributed mainly to an 8.3% decrease in service revenues, which totaled NIS 977 million ($281 million) in the fourth quarter 2013 as compared to NIS 1,066 million ($307 million) in the fourth quarter of 2012. The decrease in revenues also resulted from a 32% decrease in equipment revenues, which totaled NIS 232 million ($67 million) in the fourth quarter of 2013 as compared to NIS 341 million ($98 million) in the fourth quarter last year. Netvision's contribution to revenues for the fourth quarter of 2013 totaled NIS 227 million ($65 million) (excluding inter-company revenues) compared to NIS 270 million ($78 million) in the fourth quarter of 2012.

The decrease in fourth quarter 2013 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market, as well as decreases in revenues from internet services and international calling services, which also resulted from price erosion. These decreases were partially offset by an increase in revenues from national roaming services. Netvision's contribution to service revenues for the fourth quarter of 2013 totaled NIS 203 million ($58 million) (excluding inter-company revenues) compared to NIS 239 million ($69 million) in the fourth quarter of last year.

The decrease in fourth quarter 2013 equipment revenues resulted from a 32% decrease in the number of cellular handsets sold during the fourth quarter of 2013 compared with the fourth quarter of 2012, as well as an approximately 4% decrease in the average cellular handset sale price in the fourth quarter of 2013 as compared to the fourth quarter of last year. Netvision's contribution to equipment revenues for the fourth quarter of 2013 totaled NIS 24 million ($7 million) compared to NIS 31 million ($9 million) in the fourth quarter of 2012.

Cost of revenues for 2013 totaled NIS 2,990 million ($861 million), compared to NIS 3,463 million ($998 million) in 2012, a 13.7% decrease. This decrease is attributed to a 7.3% decrease in the cost of service revenues and a 29% decrease in the cost of equipment revenues. The decrease in the cost of service revenues in 2013 compared with 2012 mainly resulted from a decrease in payroll expenses due to efficiency measures, a decrease in interconnect fees and cost of content and value added services, as well as a reduction of royalty payments to the Ministry of Communications, the rate of which was reduced to 0% beginning January 1, 2013. Netvision's contribution to cost of revenues (excluding inter-company expenses) decreased to NIS 602 million ($173 million) in 2013 from NIS 692 million ($199 million) in 2012, mainly due to a decrease in payroll expenses and interconnect fees. The decrease in cost of equipment revenues mainly resulted from a decrease in the cost of cellular handsets, primarily as a result of a decrease in the number of cellular handsets sold during 2013 as compared with 2012, as well as a decrease in the average cost of cellular handset. Netvision's contribution to cost of equipment revenues decreased to NIS 47 million ($14 million) in 2013 from NIS 57 million ($16 million) in 2012 due to the decline in the amount of equipment sales transactions with business customers.

Cost of revenues for the fourth quarter of 2013 decreased to NIS 712 million ($205 million) from NIS 873 million ($252 million) in the fourth quarter of 2012, a decrease of 18.4%. This decrease resulted from the same factors as the decrease in the annual cost of revenues mentioned above.

Gross profit for 2013 decreased 21.7% to NIS 1,937 million ($558 million) from NIS 2,475 million ($713 million) in 2012. Netvision's contribution to gross profit for 2013 totaled NIS 284 million ($82 million) compared to NIS 298 million ($86 million) in 2012. Gross profit margin for 2013 amounted to 39.3%, down from 41.7% in 2012. Gross profit for the fourth quarter 2013 decreased 6.9% to NIS 497 million ($143 million) from NIS 534 million ($154 million) in the fourth quarter of 2012. Gross profit margin for the fourth quarter 2013 amounted to 41.1%, up from 38% in the fourth quarter of last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2013 decreased 13.9% to NIS 1,287 million ($371 million), compared to NIS 1,494 million ($430 million) in 2012. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, sales commissions, data processing expenses, rent and other expenses. The decrease in sales commissions also resulted from a decrease in the number of cellular handsets sold in 2013, as compared with 2012. The decrease in SG&A expenses also resulted from a decrease in depreciation expenses and amortization expenses related to intangible assets attributable to the acquisition of Netvision. Netvision's contribution to SG&A expenses totaled NIS 188 million ($54 million) in 2013, including amortization expenses related to intangible assets attributable to the acquisition of Netvision, compared to NIS 226 million ($65 million) in 2012.

SG&A Expenses for the fourth quarter of 2013 decreased 6.3% to NIS 327 million ($94 million), compared to NIS 349 million ($101 million) in the fourth quarter of last year. This decrease resulted from the same factors as the decrease in the annual SG&A expenses mentioned above.

Operating income for 2013 decreased 33.9% to NIS 651 million ($188 million) from NIS 985 million ($284 million) in 2012. Netvision's contribution to operating income6 in 2013 totaled NIS 98 million ($28 million) compared to NIS 78 million ($22 million) in 2012. Operating income for the fourth quarter 2013 decreased 10.1% to NIS 170 million ($49 million) from NIS 189 million ($54 million) in the fourth quarter of last year. Netvision's contribution to operating income6 in the fourth quarter of 2013 increased to NIS 39 million ($11 million) from NIS 21 million ($6 million) in the fourth quarter of 2012.

EBITDA for 2013 decreased 23.8% to NIS 1,335 million ($385 million) from NIS 1,753 million ($505 million) in 2012. EBITDA, as a percent of revenues, totaled 27.1%, down from 29.5% in 2012. Netvision's contribution to EBITDA for 2013 totaled NIS 269 million ($77 million) compared to NIS 283 million ($82 million) in 2012. EBITDA for the fourth quarter 2013 decreased 10.4% totaling NIS 335 million ($97 million) compared to NIS 374 million ($108 million) in the fourth quarter of last year. EBITDA for the fourth quarter 2013, as a percent of fourth quarter revenues, totaled 27.7%, up from 26.6% in the fourth quarter of 2012. Netvision's contribution to EBITDA for the fourth quarter of 2013 totaled NIS 77 million ($22 million) compared to NIS 68 million ($20 million) in the fourth quarter of 2012.

Financing expenses, net for 2013 decreased 5% to NIS 246 million ($71 million), compared to NIS 259 million ($75 million) in 2012. The decrease mainly resulted from a decrease in interest expenses, associated with the Company's debentures in 2013, compared with 2012, due to a lower debt level, following a principal repayment in the amount of approximately NIS 1 billion during 2013. The decrease in financing expenses, net, also resulted from one-time positive effects in the amount of approximately NIS 15 million. The decrease in financing expenses, net, was partially offset by an increase in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to increased inflation rate in 2013, compared with 2012. The decrease in financing expenses, net, was also offset in part by a decrease in gains from the Company's investment in tradable debentures in 2013 compared with 2012, as well as a decrease in interest income, associated with cellular handset sales, due to a decline in such sales.

Financing expenses, net for the fourth quarter 2013 decreased 28.6% to NIS 30 million ($9 million), compared to NIS 42 million ($12 million) in the fourth quarter of last year. The decrease resulted mainly from a decrease in loss from hedging transactions and a decrease in interest expenses, associated with the Company's debentures, due to a lower debt level. The decrease in financing expenses, net, also resulted from one-time positive effects in the amount of approximately NIS 15 million. The decrease in financing expenses, net, was partially offset by a decrease in CPI linkage income associated with the Company's debentures, due to lower deflation rate in the fourth quarter of 2013, compared with the fourth quarter of 2012, and a decrease in income from foreign currency

6 Including amortization expenses related to intangible assets attributable to the acquisition of Netvision.

exchange differences related to trade payables due to lower appreciation of the NIS against the US dollar in the fourth quarter of 2013, compared to the fourth quarter of 2012.

Income tax for 2013 decreased 40% to NIS 117 million ($34 million) from NIS 195 million ($56 million) in 2012. The decrease in income tax resulted mainly from a 44.2% decrease in income before income tax, primarily attributable to the adverse effect of the intensified competition in the communications market on the Company's results.

Net Income for 2013 decreased 45.8% to NIS 288 million ($83 million) from NIS 531 million ($153 million) in 2012. Netvision's contribution to net income7 increased from NIS 67 million ($19 million) in 2012 to NIS 78 million ($22 million) in 2013.  Net income for the fourth quarter 2013 decreased 9.7% to NIS 102 million ($29 million) from NIS 113 million ($33 million) in the fourth quarter of 2012. Netvision's contribution to net income7 in the fourth quarter of 2013 increased to NIS 34 million ($10 million) from NIS 24 million ($7 million) in the fourth quarter of 2012.

Basic earnings per share for 2013 totaled NIS 2.89 ($0.83), compared to NIS 5.34 ($1.54) in 2012. Basic earnings per share for the fourth quarter 2013 totaled NIS 1.02 ($0.29), compared to NIS 1.14 ($0.33) in the fourth quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of 2013 the Company had approximately 3.092 million cellular subscribers. During the fourth quarter of 2013 the Company removed approximately 64,000 pre-paid subscribers from its cellular subscriber base, following a change to its subscribers counting mechanism, according to which the Company adds prepaid subscribers to its subscribers base only upon charging a prepaid card and removes them from its subscribers base after six months of no revenue generating calls or SMS. After elimination of this removal, during 2013 the Company's cellular subscriber base decreased by approximately 43,000 net cellular subscribers, and in the fourth quarter of 2013, it did not change.

Cellular Churn Rate for 2013 totaled 36.8%, compared to 31.5% in 2012. The churn rate for the fourth quarter 2013 totaled to 9.9%, compared to 8.7% in the fourth quarter last year. Both annual and quarterly churn rates were primarily affected by the intensified competition in the cellular market. Neither the annual nor the quarterly churn rates include the above mentioned removal of pre-paid subscribers.

The monthly cellular Average Revenue per User (ARPU) for 2013 totaled NIS 78.5 ($22.6), compared to NIS 87.5 ($25.2) in 2012. ARPU for the fourth quarter 2013 totaled NIS 78.7 ($22.7), compared to NIS 82.4 ($23.7) in the fourth quarter last year. Both annual and quarterly figures were

7 Including amortization expenses related to intangible assets attributable to the acquisition of Netvision.

affected, among others, by the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for 2013 increased by 7.1% to NIS 1,210 million ($349 million), compared to NIS 1,130 million ($326 million) in 2012. Free cash flow for the fourth quarter of 2013 increased by 6.9% totaling NIS 308 million ($89 million), compared to NIS 288 million ($83 million) generated in the fourth quarter of 2012. Cash flows from operating activities for 2013 decreased 5.2% from NIS 1,641 million ($473 million) in 2012 to NIS 1,556 million ($448 million) in 2013, mainly due to a decrease in proceeds from customers following the decrease in service revenues in 2013 compared with 2012, resulting from the price erosion of cellular services. The decrease in proceeds from customers was partially offset by a decrease in payments to vendors for handset purchases due to the decrease in sales of such handsets and a decrease in operating expenses mainly as a result of efficiency measures implemented by the Company, as well as a decrease in income tax payments following the decrease in profits. Cash flows used in investing activities decreased 51.4% from NIS 708 million ($204 million) in 2012 to NIS 344 million ($99 million) in 2013, primarily due to a decrease in acquisition of fixed assets and a decrease in investment in tradable debentures in 2013 compared with 2012.

Total Equity

Total Equity as of December 31, 2013 amounted to NIS 710 million ($205 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During 2013 and the fourth quarter 2013, the Company invested NIS 384 million ($111 million) and NIS 151 million ($44 million), respectively, in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 537 million ($155 million) and NIS 140 million ($40 million) in 2012 and the fourth quarter 2012, respectively.

Dividend

On March 5, 2014, the Company's board of directors decided not to declare a cash dividend for the fourth quarter of 2013. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of December 31, 2013, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will be hosting a conference call on Thursday, March 6, 2014 at 10:00 am EST, 07:00 am PST, 15:00 GMT, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2013

Cellcom Israel will be filing its annual report for the year ended December 31, 2013 (on Form 20-F) with the US Securities and Exchange Commission on March 6, 2014. The annual report will be available for download from the investor relations section of Cellcom Israel's website, www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.092 million subscribers (as at December 31, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2013.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.471 = US$ 1 as published by the Bank of Israel for December 31, 2013.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Consolidated Statements of Financial Position
			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2012	2013	2013
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	1,414	1,057	305
Current investments, including derivatives	493	513	148
Trade receivables	1,856	1,731	499
Other receivables	67	63	18
Inventory	112	84	24

Total current assets	3,942	3,448	994

Trade and other receivables	1,219	854	246
Property, plant and equipment, net	2,077	1,865	537
Intangible assets, net	1,515	1,390	400
Deferred tax assets	34	22	6

Total non- current assets	4,845	4,131	1,189

Total assets	8,787	7,579	2,183

Liabilities
Current maturities of debentures and long term loans and short term credit	1,129	1,100	317
Trade payables and accrued expenses	827	582	168
Current tax liabilities	87	99	28
Provisions	175	187	54
Other payables, including derivatives	492	398	114

Total current liabilities	2,710	2,366	681

Long-term loans from banks	10	5	1
Debentures	5,368	4,332	1,248
Provisions	21	21	6
Other long-term liabilities	21	10	3
Liability for employee rights upon retirement, net	12	13	4
Deferred tax liabilities	145	122	35

Total non- current liabilities	5,577	4,503	1,297

Total liabilities	8,287	6,869	1,978

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(12)	(13)	(3)
Retained earnings	509	719	207

Non-controlling interest	2	3	1

Total equity	500	710	205

Total liabilities and equity	8,787	7,579	2,183

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income
				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	6,506	5,938	4,927	1,419
Cost of revenues	(3,408)	(3,463)	(2,990)	(861)

Gross profit	3,098	2,475	1,937	558

Selling and marketing expenses	(990)	(865)	(717)	(206)
General and administrative expenses	(685)	(629)	(570)	(164)
Other income (expenses), net	(1)	4	1	-

Operating profit	1,422	985	651	188

Financing income	116	181	156	45
Financing expenses	(409)	(440)	(402)	(116)
Financing expenses, net	(293)	(259)	(246)	(71)

Profit before taxes on income	1,129	726	405	117

Taxes on income	(304)	(195)	(117)	(34)
Profit for the year	825	531	288	83
Attributable to:
Owners of the Company	824	530	287	83
Non-controlling interests	1	1	1	-
Profit for the year	825	531	288	83

Earnings per share
Basic earnings per share (in NIS)	8.28	5.34	2.89	0.83

Diluted earnings per share (in NIS)	8.28	5.33	2.86	0.82

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows
				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	825	531	288	83
Adjustments for:
Depreciation and amortization	738	765	676	195
Share based payment	6	7	9	3
Loss on sale of property, plant and equipment	-	2	2	-
Gain on sale of shares in an associate	-	(6)	-	-
Income tax expense	304	195	117	34
Financing expenses, net	293	259	246	71
Other expenses (income)	2	2	(3)	(1)

Changes in operating assets and liabilities:
Change in inventory	(67)	52	27	8
Change in trade receivables (including long-term amounts)	(585)	183	576	165
Change in other receivables (including long-term amounts)	61	6	(34)	(10)
Change in trade payables, accrued expenses and provisions	146	(89)	(185)	(53)
Change in other liabilities (including long-term amounts)	(52)	(92)	(33)	(10)
Proceeds from (payments for) derivative hedging contracts, net	(14)	20	(17)	(5)
Income tax paid	(325)	(209)	(119)	(34)
Income tax received	-	15	6	2
Net cash from operating activities	1,332	1,641	1,556	448

Cash flows from investing activities
Acquisition of property, plant, and equipment	(333)	(457)	(275)	(79)
Acquisition of intangible assets	(99)	(97)	(90)	(26)
Dividend received	-	-	1	-
Acquisition of subsidiary, net of cash acquired	(1,458)	-	-	-
Change in current investments, net	197	(212)	(16)	(5)
Proceeds from (payments for) other derivative contracts, net	1	9	(10)	(3)
Proceeds from sale of property, plant and equipment	3	7	17	5
Interest received	33	35	29	9
Proceeds from sale of shares in a consolidated company	-	7	-	-
Net cash used in investing activities	(1,656)	(708)	(344)	(99)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont.)
				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2013
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	11	(12)	(8)	(2)
Repayment of long term loans from banks	(4)	(16)	(6)	(2)
Repayment of debentures	(354)	(660)	(1,124)	(324)
Proceeds from issuance of debentures, net of issuance costs	2,165	992	-	-
Dividend paid	(858)	(391)	(81)	(23)
Interest paid	(245)	(352)	(350)	(101)

Net cash from (used in) financing activities	715	(439)	(1,569)	(452)

Cash balance presented under assets held for sale	(4)	-	-	-

Changes in cash and cash equivalents	387	494	(357)	(103)

Cash and cash equivalents as at the beginning of the year	533	920	1,414	408

Cash and cash equivalents as at the end of the year	920	1,414	1,057	305

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures
EBITDA The following is a reconciliation of net income to EBITDA:
	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2011 NIS millions	2012 NIS millions	2013 NIS millions	2013 US$ millions
Net income	825	531	288	83
Income taxes	304	195	117	34
Financing income	(116)	(181)	(156)	(45)
Financing expenses	409	440	402	116
Other expenses (income)	1	(4)	(1)	-
Depreciation and amortization	738	765	676	195
Share based payments	6	7	9	2
EBITDA	2,167	1,753	1,335	385

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2011 NIS millions	2012 NIS millions	2013 NIS millions	2013 US$ millions
Cash flows from operating activities	1,332	1,641	1,556	448
Cash flows from investing activities	(*)(198)	(708)	(344)	(99)
short-term Investment in (sale of) tradable debentures	(197)	(**)197	(**)(2)	-
Free cash flow	937	1,130	1,210	349

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).
(**)	Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2012	Q2-2012	Q3-2012	Q4-2012	Q1-2013	Q2-2013	Q3-2013	Q4-2013	FY-2012	FY-2013

Cellcom service revenues	945	942	902	828	758	790	789	774	3,617	3,112
Netvision service revenues	258	258	276	260	254	246	251	229	1,052	979

Cellcom equipment revenues	382	297	285	310	256	213	205	208	1,274	882
Netvision equipment revenues	17	19	15	31	17	13	6	24	82	60

Consolidation adjustments	(17)	(18)	(30)	(22)	(27)	(26)	(27)	(26)	(87)	(106)
Total revenues	1,585	1,498	1,448	1,407	1,258	1,236	1,224	1,209	5,938	4,927

Cellcom EBITDA	410	399	355	306	251	271	286	258	1,470	1,066
Netvision EBITDA	65	75	75	68	63	68	61	77	283	269
Total EBITDA	475	474	430	374	314	339	347	335	1,753	1,335

Operating profit	275	282	239	189	139	169	173	170	985	651
Financing expenses, net	36	117	64	42	46	78	92	30	259	246
Profit for the period	173	121	124	113	67	67	52	102	531	288

Free cash flow	144	284	414	288	168	345	389	308	1,130	1,210

Cellular subscribers at the end of period (in 000's)	3,362	3,333	3,338	*3,199	3,166	3,151	3,156	**3,092	3,199	3,092
Monthly cellular ARPU (in NIS)	90.5	90.3	86.7	82.4	75.9	79.7	79.6	78.7	87.5	78.5
Churn rate for cellular subscribers (%)	6.3%	8.1%	8.6%	8.7%	9.4%	9.0%	8.9%	9.9%	31.5%	36.8%

*	After removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base following a change to the subscribers counting mechanism.
**	After removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2013

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2013					As of 05.03.14		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) (7) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	740.082	892.446	46.652	939.098	732.292	555.061	666.060	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,938.460	2,280.696	59.346	2,340.042	2,554.891	1,938.460	2,269.538	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7) **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,199.308	1,199.308	73.930	1,273.238	968.562	899.481	899.481	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5) (6) **	20/03/12	714.802	714.802	738.956	16.670	755.626	843.824	714.802	735.342	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	9.776	294.974	326.552	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,147.139	4,877.850	5,396.604	206.374	5,602.978	5,426.121	4,393.002	4,855.619

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of December 31, 2013  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.9. In the reported period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F and G debentures in which the payments are semi annual. (4) Regarding Debenture series  B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").(6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) On January 5, 2014, the Company repaid principal payments of approximately NIS 223 million of series B debentures and approximately NIS 300 million of series E debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2013 (cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.12.2013 (1)	Rating as of 05.03.2014	Rating assigned upon issuance of the Series	Recent date of rating as of 05.03.2014	Additional ratings between original issuance and the recent date of rating as of 05.03.2014 (2)
Rating
B	S&P Maalot	A+	A+	AA-	6/2013	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	6/2013	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	6/2013	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	6/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	6/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)

(1)	In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 20, 2013.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2013

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	758,591	294,284	-	-	-	284,838
Second year	758,591	294,284	-	-	-	226,838
Third year	758,591	294,284	-	-	-	168,839
Fourth year	830,330	351,052	-	-	-	107,206
Fifth year and on	645,655	227,072	-	-	-	58,438
Total	3,751,758	1,460,975	-	-	-	846,159

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	758,591	294,284	-	-	-	284,838
Second year	758,591	294,284	-	-	-	226,838
Third year	758,591	294,284	-	-	-	168,839
Fourth year	830,330	351,052	-	-	-	107,206
Fifth year and on	645,655	227,072	-	-	-	58,438
Total	3,751,758	1,460,975	-	-	-	846,159

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2013 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	7,330	-	-	-	720
Second year	-	5,000	-	-	-	300
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	12,330	-	-	-	1,020

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	29	12	-	-	-	9
Second year	29	12	-	-	-	7
Third year	29	12	-	-	-	4
Fourth year	29	12	-	-	-	2
Fifth year and on	-	-	-	-	-	-
Total	115	46	-	-	-	22

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	34,666	5,532	-	-	-	9,705
Second year	34,666	5,532	-	-	-	7,551
Third year	34,666	5,532	-	-	-	5,396
Fourth year	36,822	5,803	-	-	-	3,182
Fifth year and on	19,406	1,086	-	-	-	1,405
Total	160,227	23,485	-	-	-	27,240

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2013 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 6, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel